Huaneng Power International, Inc.
Huaneng Building
No.4 Fuxingmennei Street
Xicheng District, Beijing 100031 PRC

Via EDGAR and Facsimile

September 28, 2011

Jennifer Thompson
Elizabeth Sellars
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549, USA
Facsimile Number: +1 (703) 813-6980

Re:	Huaneng Power International, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 18, 2011
File No. 001-13314

Dear Ms. Thompson and Ms. Sellars:

We refer to your comment letter dated September 15, 2011 regarding the Form 20-F of Huaneng Power International, Inc. for the fiscal year ended December 31, 2010 filed with the United States Securities and Exchange Commission (the “Commission”) on April 18, 2011 with the file number 001-13314 (the “Comment Letter”).  We received the Comment Letter via facsimile on September 19, 2011.  Set forth below are our responses to your comments raised in you letter.  For your convenience, we have also restated your comments below in italics.

Form 20-F for the fiscal year ended December 31, 2010

Item 5.  Operating and Financial Review and Prospects, page 41

A. Operating Results, page 43

1.
We note that you present two reportable segments in Footnote 5 to your financial statements consisting of your PRC power segment and your Singapore segment. We further note that your two reportable segments display different trends in their revenues and segment results from year to year, indicating that the results of each segment are driven by different underlying factors. However, your analysis of results of operations is presented solely at the consolidated level and does not separately address the underlying factors driving the results at each segment. In future filings, please revise your discussion in this item to address the separate segments of your company. Refer to Item 5 of Form 20-F and our Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Response:

The Company will revise the discussions in future filings to address different underlying factors of individual segments.

2.
In future filings, please revise your discussion of results of operations to provide more insight to your investors on the causes of increases or decreases in the components of net income. When you identify intermediate causes of changes in the components of net income, such as an increase or decrease in fuel costs, please provide your readers with insight into the underlying drivers of those intermediate causes.

Response:

The Company will elaborate and provide more insights into the underlying drivers of its operating results in future filings.

Item 17.  Financial Statements, page 99

Report of the Independent Registered Public Accounting Firm, page F-1

3.
The current audit report states the accounting firm's name but does not include a conformed signature. Please confirm to us that you received a signed report from your auditors. Please ensure that audit reports included in future filings include a conformed signature. Refer to Rule 302 of Regulation S-T.

Response:

The Company confirms that it had received the signed audit report from its auditors. The Company will include the audit report with a conformed signature in future filings.

Notes to the Financial Statements, page F-10

Note 2.  Principal Accounting Policies, page F-10

(a) Basis of Presentation, page F-10

4.
We note your statement that you adopted IAS 17 (Amendment), Leases, effective beginning January 1, 2010. In future filings, please quantify the change resulting from adopting this literature for each impacted financial statement line item and for EPS for each period affected, if practicable. Please also quantify the amount related to periods before those presented, if practicable. Refer to paragraphs 28(f) and 28(g) of IAS 8.

Response:

The Company respectfully submits that the adoption of revised IAS 17 had no impact on any financial statement line items and EPS. The Company and its subsidiaries are required to make prepayments representing the entire lease payment on the first day for the leases of land use rights located in both the PRC and Singapore regardless of whether the lease is accounted for as finance or operating leases. These prepayments are amortized over time using the straight-line method.  There was no change in the prepayment balance and related amortization amount as a result of the application of the amendment to IAS 17. However, the classification of the Singapore land use right leases were changed from operating leases to finance leases under the amendment to IAS 17. Accordingly, the disclosures of finance leases required under the amendment to IAS 17 have been provided in the Footnote 11 to the financial statements on Page F-53.

*           *           *

The Company acknowledges the following to the Commission:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by phone at +8610-63226999 or by facsimile at +8610-66412321 if you have any questions.

Sincerely,

By:	/s/ Gu Biquan
Gu Biquan
Vice President and Secretary to the Board Huaneng Power International, Inc.